EXHIBIT 12


                       ANADARKO PETROLEUM CORPORATION
             CONSOLIDATED STATEMENT OF COMPUTATION OF RATIOS OF
                  EARNINGS TO FIXED CHARGES AND EARNINGS TO
            COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

  Nine Months Ended September 30, 1999 and Five Years Ended December 31, 1998

                       Nine Months
                         Ended
                      September 30          Years Ended December 31
  thousands                 1999     1998      1997     1996    1995    1994
  Gross Income           $ 92,239 $ (7,388) $205,318 $196,763 $65,624 $90,794
  Rentals                   8,884   12,477     8,266    4,234   2,457   2,814
  Earnings                101,123    5,089   213,584  200,997  68,081  93,608

  Gross Interest Expense   71,616   82,415    62,095   55,986  52,557  41,635
  Rentals                   8,884   12,477     8,266    4,234   2,457   2,814
  Fixed Charges          $ 80,500 $ 94,892  $ 70,361 $ 60,220 $55,014 $44,449

  Preferred Stock
   Dividends               12,797   10,951        --       --      --      --

  Combined Fixed Charges
   and Preferred Stock
   Dividends             $ 93,297 $105,843  $ 70,361 $ 60,220 $55,014 $44,449

  Ratio of Earnings to
   Fixed Charges             1.26     0.05      3.04     3.34    1.24    2.11

  Ratio of Earnings to
   Combined Fixed Charges
   and Preferred Stock
   Dividends                 1.08     0.05      3.04     3.34    1.24    2.11


  For the year ended December 31, 1998, Anadarko's earnings did not cover fixed charges by $90 million and did not cover combined fixed charges and preferred stock dividends by $101 million.

  The ratios were computed by dividing earnings by either fixed charges or combined fixed charges and preferred stock dividends. For this purpose, earnings include income before income taxes and fixed charges. Fixed charges include interest and amortization of debt expenses and the estimated interest component of rentals.